Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 4
DATED NOVEMBER 10, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 4 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005 and Supplement No. 3 dated November 8, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below. You should be read this Supplement No. 4 together with our prospectus and each supplement thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" and "Potential Property Acquisitions" has been inserted after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Our joint venture partner, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following properties on the dates indicated below:

Description of Real Estate Assets

11500 Market Street Building; Jacinto City, Texas

On November 8, 2005, MB REIT purchased a fee simple interest in an existing single-user building known as 11500 Market Street Building containing approximately 2,719 of gross leasable square feet.  The office building is located at 11500 Market Street in Jacinto City, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $524,000. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

The building was built in 2000.  One tenant, Magnum Staffing, leases one hundred percent (100%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

	Approximate
	GLA Leased	% of Total	Current Annual	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Beginning	To
Magnum Staffing	2,719	100	36,754	10/00	09/10

For federal income tax purposes, the depreciable basis in this property will be approximately $393,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Blackhawk Town Center; Houston, Texas

On November 8, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Blackhawk Town Center containing approximately 34,228 of gross leasable square feet (excluding ground lease space).  The center is located at 9855-9865 Blackhawk Boulevard in Houston, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $22.5 million. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Two tenants, Walgreen’s and Bank of America, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Walgreen’s	14,820	43	24.97	04/05	04/80

Bank of America	4,400	13	24.72	04/05	03/25

For federal income tax purposes, the depreciable basis in this property will be approximately $16,875,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Blackhawk Town Center was built between 2004 and 2005.  As of November 1, 2005, this property was approximately ninety-one percent (91%) occupied, with approximately 31,088 square feet (excluding ground lease space) leased to ten tenants (including one ground lease tenant).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
De Top Nails	1,520	05/10	36,480	24.00
Karen Coady Agency	1,140	05/10	27,360	24.00
Subway Real Estate Corporation	1,520	05/10	34,960	23.00
9er’s Grill	2,653	08/10	51,973	19.59
Sam Lam, O.D.	1,520	09/10	28,880	19.00
Henry Wong Chinese Restaurant	1,995	09/10	47,880	24.00
Cuong Nguyen, DDS	1,520	05/15	33,440	22.00
HEB (Ground Lease)	N/A	03/25	600,000	N/A
Bank of America	4,400	03/25	108,750	24.72
Walgreen’s	14,820	04/80	370,000	24.97

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant’s liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Carver Creek Shopping Center; Dallas, Texas

On November 8, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Carver Creek Shopping Center containing approximately 33,321 of gross leasable square feet.  The center is located at 2020 Masters in Dallas, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $2.1 million. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Three tenants, Progressive Child Development, Dallas City Local Workforce Development Board and the State of Texas, each lease more than ten percent (10%) of the total gross leasable area of the property.

Carver Creek Shopping Center was built around 1980.  As of November 1, 2005, this property was one hundred percent (100%) occupied, with approximately 33,321 square feet leased to three tenants.  The following table sets forth certain information with respect to those leases:

				Base Rent
	Approximate	% of	Current	Per Square
	GLA Leased	Total	Annual	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Annum ($)	Beginning	To
Dallas City Local Workforce Development Board	9,589	29	88,698	9.25	02/99	Month-to-Month

State of Texas Department of Human Services	18,402	55	172,217	9.36	09/90	08/06

Progressive Child Development	5,330	16	33,899	6.36	10/98	09/06

For federal income tax purposes, the depreciable basis in this property will be approximately $1,575,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant’s liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Chili’s; Jacinto City, Texas

On November 8, 2005, MB REIT purchased a fee simple interest in an existing ground lease property with a single-user building on it known as Chili’s.  The ground lease is located in the Hunting Bayou Shopping Center at 11450 I-10 East in Jacinto City, Texas.

MB REIT purchased this ground lease property from an unaffiliated third party for a cash purchase price of approximately $951,000. MB REIT purchased this ground lease property using its equity capital and may later borrow monies using this ground lease property as collateral.

The building was built in 2000.  One tenant, Chili’s, leases one hundred percent (100%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on the ground lease on a monthly basis as follows:

	Approximate
	GLA Leased	% of Total	Current Annual	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Beginning	To
Chili’s (Ground Lease)	N/A	100	63,500	09/98	09/08

Joe’s Crab Shack; Jacinto City, Texas

On November 8, 2005, MB REIT purchased a fee simple interest in an existing ground lease property with a single-user building on it known as Joe’s Crab Shack.  The ground lease is located at 11610 I-10 East in Jacinto City, Texas.

MB REIT purchased this ground lease property from an unaffiliated third party for a cash purchase price of approximately $1.3 million. MB REIT purchased this ground lease property using its equity capital and may later borrow monies using this ground lease property as collateral.

The building was built in 2000.  One tenant, Joe’s Crab Shack, leases one hundred percent (100%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on the ground lease on a monthly basis as follows:

	Approximate
	GLA Leased	% of Total	Current Annual	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Beginning	To
Joe’s Crab Shack (Ground Lease)	N/A	100	79,500	07/98	07/18

Potential Property Acquisitions

We, either directly or indirectly through MB REIT, are currently considering acquiring the properties listed below.  The decision to acquire these properties will generally depend upon:

•

no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;

•

either the receipt of sufficient net proceeds from our offering, equity capital available to MB REIT or financing proceeds to make the acquisitions; and

•

the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we, either directly or indirectly through MB REIT, may acquire before or instead of the properties listed below. There can be no assurance that any of these properties will be acquired.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we will consider a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and whether or not the overall rental rate at the shopping center is comparable to market rates.  We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions.

Commercial Office Complex; Hoffman Estates, Illinois

We anticipate that MB REIT will purchase a fee simple interest in a commercial office complex, containing approximately 1.69 million of gross leasable square feet in Hoffman Estates, Illinois.

We anticipate that MB REIT will purchase this property from an unaffiliated third party for a cash purchase price of approximately $339 million. We anticipate that MB REIT will purchase this property using its equity capital and may later borrow monies using this property as collateral.

If purchased, MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements were made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to provisions in their respective lease.

One tenant, SBC Services, Inc., will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis over the next eleven years. The total rent for the first year is approximately $22.7 million.

For federal income tax purposes, we anticipate that the depreciable basis in this property will be approximately $254 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of November 8, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Business Manager:	20,000	200,000	-	200,000

Shares sold in the offering:	1,177,061	11,770,610	1,235,914	10,534,696

	1,197,061	11,970,610	1,235,914	10,734,696

(1)

This amount represents sales of our shares that are considered to be executed as of the date of this table.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.